UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15045985

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 2 2015

SEC FILE NUMBER
8-68026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rainmaker Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sansome Street, Suite 3500
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Ste.1100 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK

AB 3/13

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rainmaker Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BENGIE MAR S DIAMOS
MY COMMISSION EXPIRES
FEB 15 2018
FORSYTH CO., GEORGIA
NOTARY PUBLIC

Signature

Financial and Operational Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAINMAKERS PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

TABLE OF CONTENTS

Report of Independent Registered public Accounting Firm	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	7-8
SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS	
Schedule I – Computation of Net Capital under SEC Rule 15c3-1	9
Schedule II - Computation for Determination of Reserve Requirement under SEC Rule 15c3-3	10
Schedule III - Information Relating to the Possession and Control Requirements under SEC Rule 15c3-3	10
Report of Independent Registered Public Accounting Firm on the Company's Exemption Report	11
Exemption Report Requirement for Broker-Dealers under SEC Rule 17a-5	12

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RainMakers Partners, LLC

We have audited the accompanying financial statements of RainMakers Partners, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. RainMakers Partners, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RainMakers Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of RainMakers Partners, LLC financial statements. The information is the responsibility of RainMakers Partners, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

RAINMAKERS PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	27,055
Investment in partnership		29,010
Prepaid expenses		2,522
Total Assets	$	58,587

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	4,147
Total Liabilities		4,147
MEMBER'S EQUITY		54,440
Total Liabilities and Member's Equity	$	58,587

The accompanying notes are an integral part of these financial statements.

RAINMAKERS PARTNERS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES	
Advisory and success fees	$ 142,875
Retainers	18,928
Total revenues	$ 161,803
GENERAL AND ADMINISTRATIVE EXPENSES	
Occupancy	13,851
Employee compensation and benefits	112,000
Consulting services	13,519
Other operating expenses	31,261
Total expenses	$ 170,631
NET (LOSS)	$ (8,828)

The accompanying notes are an integral part of these financial statements.

RAINMAKERS PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2014

Balance, December 31, 2013	$	51,946
Contributions from member		11,322
Net (Loss)		(8,828)
Balance, December 31, 2014	$	54,440

The accompanying notes are an integral part of these financial statements.

RAINMAKERS PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31,2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)		$ (8,828)
Adjustments to reconcile net income to net cash used by operations:		
Decrease in accountsreceivable		20,110
Increase in non-cash revenue		(29,010)
Increase in deposits & prepaids		(640)
Increase in accountspayable		1,669
NET CASH USED BY OPERATING ACTIVITIES		$ (16,699)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from member		11,322
NET CASH PROVIDED BY FINANCING ACTIVITIES		11,322
NET DECREASE IN CASH		(5,377)
CASHBALANCE:		
Beginning of period	$	32,432
End ofperiod	$	27,055
SUPPLEMENTAL CASH FLOW INFORMATION		
Investment in partnership received as compensation	$	29,010

The accompanying notes are an integral part of these financial statements.

RAINMAKERS PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: RainMakers Partners, LLC (the "Company"), a limited liability company, was organized in November 2007 and became a broker-dealer in January 2010. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Income Taxes: The Company is taxed as a proprietorship. Income or losses of the Company flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Placement fees are recognized in accordance with terms and agreed upon with each client and are generally based on a percentage of capital raised from investors introduced by the Company.

Date of Management's Review – Subsequent events were evaluated through February 26, 2015, which is the date the financial statements were available to be issued.

NOTE B —NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $22,908, which was $17,908 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .18 to 1.0.

NOTE C -LEASES

The Company leases office space under a lease that expires December 31, 2015.

Minimum lease commitment under the office premises lease at December 31, 2014 is approximately as follows:

2015	$ 10,088

Rent expense for the year ended December 31, 2014 was approximately $13,850.

NOTE D - CONCENTRATIONS

Substantially all revenues earned during 2014 were earned from two customers.

SUPPLEMENTAL INFORMATION

RAINMAKERS PARTNERS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31,2014

NET CAPITAL:

Total member's equity	$ 54,440
Less nonallowable assets	
Investment in partnership	(29010)
Prepaid expenses	(2,522)
Net capital before haircuts	22,908
Less haircuts	--
Net capital	22,908
Minimum net capital required	5,000
Excess net capital	$ 17,908
Aggregate indebtedness	$ 4,147
Net capital based on aggregate indebtedness	$ 276
Percentage of aggregate indebtedness to net capital	18.1 %

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 and as net capital reported above.

RAINMAKERS PARTNERS, LLC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RainMakers Partners, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) RainMakers Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RainMakers Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) RainMakers Partners, LLC stated that RainMakers Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RainMakers Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RainMakers Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

RAINMAKERS PARTNERS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2014

To the best knowledge and belief of Rainmakers Partners, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2014.

Michael O. Brown
Financial and Operations Principal